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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                Commission File Number 0-22835
                                                                       ---------
(Check One):

[X] Form 10-K and Form 10-KSB               [ ] Form 11-K

[ ] Form 20-F            [ ] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

For Period Ended:   DECEMBER 31, 2000
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[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:   N/A
                                 -----------------------------------------------

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:   N/A
                                                        ----------------------

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                                     PART I
                             REGISTRANT INFORMATION


    Full name of registrant   MONARCH DENTAL CORPORATION
                            --------------------------------------------------
    Former name if applicable   N/A
                              ------------------------------------------------

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    Address of principal executive office (Street and number)   4201 SPRING
                                                              ----------------
 VALLEY ROAD, SUITE 320
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    City, state and zip code    DALLAS, TEXAS 75244
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                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable. SEE ATTACHMENT.

                                    PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     MONARCH DENTAL CORPORATION (THE "COMPANY") IS UNABLE TO COMPLY WITH THE PRESCRIBED DUE DATE FOR ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 (THE "FORM 10-K") WITHOUT UNREASONABLE EFFORT OR EXPENSE. THE COMPANY IS CURRENTLY IN NEGOTIATIONS WITH ITS LENDERS WITH REGARD TO RESTRUCTURING ITS CREDIT FACILITY. UNTIL THESE NEGOTIATIONS ARE CONCLUDED, THE COMPANY IS UNABLE TO PROVIDE ITS AUDITORS WITH DEFINITIVE SCHEDULES OF CURRENT AND LONG-TERM LIABILITIES AND AVAILABLE CAPITAL RESOURCES. BECAUSE THE AFOREMENTIONED SCHEDULES HAVE NOT YET BEEN COMPLETED, THE AUDIT OF THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2000 HAS NOT BEEN COMPLETED AND, THEREFORE, THE COMPANY'S FORM 10-K COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD. IF THE COMPANY'S CURRENT LIABILITIES ARE NOT SUBSTANTIALLY REDUCED AT DECEMBER 31, 2000, THE COMPANY'S AUDITORS HAVE INDICATED THAT THERE WILL BE A GOING CONCERN MODIFICATION TO THE 2000 OPINION.


                                    12b25-1
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                                    PART IV
                               OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

  LISA K. PETERSON, CHIEF FINANCIAL OFFICER,   (972)              702-7446
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     (Name)                                 (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ ] Yes      [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           MONARCH DENTAL CORPORATION
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    April 2, 2001         By:     /s/ LISA K. PETERSON
      ------------------------     ---------------------------------------------
                                   Lisa K. Peterson
                                   Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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                           MONARCH DENTAL CORPORATION

                                FILE NO. 0-22835

                                  FORM 12b-25

                               PART II ATTACHMENT

                      [LETTERHEAD OF ARTHUR ANDERSEN LLP]


April 2, 2001

Securities and Exchange Commission
Washington, D.C. 20549

Re:   Annual Report on Form 10-K of Monarch Dental Corporation

Ladies and Gentlemen:

     Pursuant to Rule 12b-25(c) of the Securities Exchange Act of 1934, the undersigned hereby provides the Securities and Exchange Commission with a statement of the specific reasons why we are not able to supply on or before April 2, 2001 the audit report required to be included in the Annual Report on Form 10-K for Monarch Dental Corporation (the "Company") for the period ended December 31, 2000.

     The undersigned, the independent auditors of the Company, have not yet completed their audit of the Company's consolidated financial statements for the year ended December 31, 2000, because the Company has not yet completed its financial statements for the year ended December 31, 2000. The Company has yet to complete certain classifications of liabilities and an analysis of its available capital resources necessary for the completion of the financial statements. Because the aforementioned analyses have not yet been completed, the audit of the Company's consolidated financial statements for the year ended December 31, 2000 has not been completed and the Company's Form 10-K cannot be filed by the prescribed due date. We have informed the Company that there will be a going concern modification to our opinion on the Company's financial statements for the year ended December 31, 2000 if the Company's current liabilities are not substantially reduced at December 31, 2000.

Very truly yours,

/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP